B. Riley Securities, Inc.

299 Park Avenue

New York, NY 10171

February 8, 2022

VIA EDGAR

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	Signal Hill Acquisition Corp.
Registration Statement on Form S-1
Filed January 6, 2022, as amended
File No. 333-262042

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Signal Hill Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on February 10, 2022, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 630 copies of the Preliminary Prospectus dated February 3, 2022 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name:	Jimmy Baker
Title:	Head of Capital Markets